Filed pursuant to Rule 424(b)(3)

Registration No. 333-291007

T. ROWE PRICE ACTIVE CRYPTO ETF

SUPPLEMENT NO. 1 DATED JULY 14, 2026

TO THE PROSPECTUS DATED JUNE 18, 2026

This prospectus supplement (this “Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of T. Rowe Price Active Crypto ETF, dated June 18, 2026 (the “Base Prospectus” and, as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to revise certain disclosures in the Prospectus as set forth below.

Update to Asset Eligibility under Business of the Fund

The last paragraph under “Asset Eligibility” on page 12 of the Base Prospectus is deleted in its entirety and replaced with the following:

As of July 14, 2026, based on the Sponsor’s assessment of available data, the following crypto assets are considered Eligible Assets (ticker symbols in parenthesis): bitcoin (BTC), ether (ETH), SOL (SOL), XRP (XRP), ada (ADA), AVAX (AVAX), litecoin (LTC), DOT (DOT), Dogecoin (DOGE), HBAR (HBAR), Bitcoin Cash (BCH), LINK (LINK), lumen (XLM), Shiba Inu (SHIB), sui (SUI), HYPE (HYPE) and BNB (BNB). The Fund may invest in other Eligible Assets not listed without prior notice to Shareholders. Shareholders will be informed of any new Eligible Assets on the Fund’s website. The Fund will not invest in any crypto asset that is not an Eligible Asset. Shareholders will be informed of any material changes to the eligibility criteria in a prospectus supplement, the Fund’s periodic reports, or current report on Form 8-K.

Update to The Performance Benchmark (Index) under Business of the Fund

The third paragraph and accompanying table under “The Performance Benchmark (Index)” on pages 12-13 of the Base Prospectus is deleted in its entirety and replaced with the following:

The Performance Benchmark (Index)

As of July 9, 2026, the chart below shows the Index Constituents of the Index and their related blockchains.

Index Constituent	Blockchain	% Weight in Index
BTC	Bitcoin	39.85
ETH	Ethereum	16.77
XLM	Stellar	2.77
ADA	Cardano	2.79
BNB	BNB Chain Ecosystem	9.59
DOGE	Dogecoin	3.49
XRP	XRP	9.12
SOL	Solana	8.27
HYPE	Hyperliquid Blockchain	5.09
CC	Canton Network	2.25

Update to Overview of the Eligible Assets’ Industry

The third paragraph and accompanying table under “Overview of the Eligible Assets’ Industry” on page 14 of the Base Prospectus is deleted in its entirety and replaced with the following:

Prices, market capitalization, and the approximate current supply for each of the Eligible Assets described in this section are as follows:

Crypto Asset Ticker	Market Cap	Closing Price (USD)	Current Circulating Supply
BTC	$1,287,586,813,199	$64,206.00	20,053,995
ETH	$215,287,062,803	$1,783.91	120,682,693
SOL	$46,115,680,773	$79.26	581,827,918
XRP	$69,415,563,613	$1.11	62,536,543,795
ADA	$6,259,540,759	$0.17	37,269,819,704
AVAX	$2,922,383,443	$6.77	431,666,683
LTC	$3,441,392,491	$44.48	77,369,435
DOT	$1,496,983,124	$0.88	1,692,479,770
DOGE	$11,447,505,003	$0.07	155,014,506,384
HBAR	$3,094,067,740	$0.07	43,789,967,590
BCH	$4,966,580,261	$247.57	20,059,612
LINK	$5,906,458,966	$7.90	747,653,034
XLM	$6,597,895,070	$0.19	34,144,056,625
SHIB	$2,570,607,912	$0.00	589,242,974,399,221
SUI	$2,948,544,022	$0.73	4,052,274,066
BNB	$77,643,507,968	$576.09	134,782,162
HYPE	$15,250,384,566	$68.57	222,406,075
CC	$5,140,591,015	$0.13	39,047,404,975

Source: Artemis, as of July 9, 2026

The following descriptions of Eligible Assets are at the end of “Overview of the Eligible Assets’ Industry” on page 32 of the Base Prospectus, prior to “Risk Factors”:

HYPE (Hyperliquid Blockchain)

HYPE is the native digital asset of the Hyperliquid Network. The Hyperliquid Network is a peer-to-peer blockchain network designed to support high-performance, on-chain trading through a central limit order book architecture and smart-contract functionality through a general-purpose EVM execution environment integrated with HyperCore in a unified blockchain state. Transactions on the Hyperliquid Network are recorded on a public, distributed ledger (the “Hyperliquid Blockchain”) and validated by a network of validators. The Hyperliquid Network achieves its purpose through two primary components: HyperCore and HyperEVM.

The Hyperliquid Network uses a delegated proof-of-stake (PoS) consensus mechanism under which validators validate transactions and HYPE holders may delegate HYPE to validators. Unlike proof-of-work, in which miners expend computational resources to compete to validate transactions and are rewarded tokens in proportion to the amount of computational resources expended, in proof-of-stake, validators “stake” tokens to validate transactions and are rewarded tokens in proportion to the amount of tokens staked. As of the date hereof, under the proof-of-stake mechanism, each validator (1) has a self-delegation requirement of 10,000 HYPE to become active, which is locked for one year, and (2) must rank sufficiently highly by delegated stake to enter the then-current active validator set. Once active, validators produce blocks and receive rewards proportional to their total delegated stake. Other holders of HYPE may delegate their HYPE to validators to receive staking rewards. Validators may charge a commission to their delegators. Delegations to a particular validator have a lockup duration of one day. After this lockup, delegations may be partially or fully undelegated; however, transferring HYPE from a staking account to a spot account is subject to a seven-day unstaking queue. There is currently no automatic token slashing for validator misbehavior or poor performance on the Hyperliquid Network. Validators may, however, be jailed through validator voting for inadequate performance, in which case they do not participate in consensus or earn rewards while jailed. Separately, certain protocol-specific stakes, including stakes posted by deployers of HIP-3 markets, may be slashed through a stake-weighted validator vote under applicable protocol rules.

Hyperliquid has indicated that it believes that its PoS system improves energy efficiency while maintaining robust security. Validators on the Hyperliquid Network play a critical role in maintaining the blockchain’s integrity, ensuring that each block follows the protocol’s rules and contains valid transactions.

The development and ongoing support of the Hyperliquid Network is principally carried out by two entities. Hyperliquid Labs, a private development company, is the core development entity responsible for protocol engineering, infrastructure upgrades, and long-term technical strategy of the Hyperliquid Network. Hyperliquid Labs is currently self-funded and has not taken external capital. The Hyper Foundation is a Cayman Islands registered foundation company, formed in October 2024 ahead of the launch of the Hyperliquid Network. It supports governance, ecosystem development, and business development efforts for the Hyperliquid Network, with a goal of attracting developers to build applications on the HyperEVM. Despite these entities’ roles, continued operation of the Hyperliquid Network depends on the participation of dispersed validators and users, and there can be no assurance that any particular contributor will continue to support the network.

HYPE has several uses within the Hyperliquid Network: (1) it is the native gas token of the HyperEVM; (2) it can be staked or delegated to validators to help secure the network and earn staking rewards, as described above; and (3) staking and delegation influence validator selection and may provide indirect participation in protocol decisions conducted through stake-weighted validator voting. Certain protocol activities also require payments or staking in HYPE. HYPE also can be converted to fiat currencies, such as the U.S. dollar, at rates determined on crypto asset trading platforms or in individual end-user-to-end-user transactions under a barter system. Holders of HYPE who stake their tokens may receive HYPE distributed as staking rewards (less commissions paid to validators, as discussed above). Staking rewards are distributed to validators and delegators based on the amount of HYPE staked. The staking reward rate is inversely proportional to the square root of total HYPE staked, and staking rewards are distributed from the future emissions reserve, a design intended to encourage staking participation without overpaying for network security. Like other crypto assets, the value of HYPE is not backed by any entity or asset, does not represent an ownership interest in any entity, and the value is determined by supply and demand dynamics.

The maximum total supply of HYPE is fixed at one billion tokens. No additional HYPE beyond this maximum supply may be created. HYPE was initially distributed as follows: about 31% to early users of the Hyperliquid Network through an airdrop in connection with the network’s launch; about 38.89% of the initial supply was allocated for future emissions, including staking rewards and other protocol-level incentive mechanisms designed to support network security and participation over time; about 23.8% of the initial supply (approximately 238 million tokens) was allocated to current and future core contributors to the Hyperliquid Network, subject to a one-year lock following the genesis event and recipient-specific vesting schedules, with the vast majority expected to complete during 2027 or 2028 and some schedules extending beyond 2028; about 6.0% of the initial supply was allocated to the Hyper Foundation to support ecosystem development, governance activities and related initiatives; about 0.3% of the initial supply was allocated for community grants and ecosystem programs; and about 0.012% of the initial supply was allocated to a network liquidity program.

Trading fees on the Hyperliquid Network are not generally paid directly in HYPE. Fee proceeds are directed to community-oriented destinations, including HLP, the Assistance Fund and, for certain spot and HIP-3 perpetual markets, market deployers. The Assistance Fund automatically converts trading fees allocated to it into HYPE, and HYPE held by the Assistance Fund is burned and permanently removed from circulating and total supply. Spot and HIP-3 perpetual market deployers may retain up to 50% of the trading fees generated by their deployed assets. HyperEVM gas fees, which are paid in HYPE, are separately burned under the HyperEVM fee mechanism. As a result, while the maximum supply of HYPE is fixed, the net change in the circulating supply of HYPE over time depends on the interaction between (i) the release of previously restricted tokens, (ii) the distribution of staking rewards from the future emissions reserve and (iii) the amount of HYPE removed from circulation through Assistance Fund and HyperEVM fee burns. Accordingly, the circulating supply of HYPE may increase, decrease or stabilize over time depending on network activity and market conditions. In addition, HYPE distributed as staking rewards may be sold into the market, which could increase liquid supply and exert downward pressure on the price of HYPE.

BNB (BNB Chain Ecosystem)

BNB is the native digital asset of the BNB Chain ecosystem, which consists of the BNB Smart Chain, opBNB, and BNB Greenfield.

The BNB Smart Chain is a peer-to-peer blockchain network designed to support the development of decentralized applications (DApps), particularly those used for decentralized finance. BNB Smart Chain is designed to be compatible with the EVM and advertises low transaction fees and fast block times as compared to Ethereum.

Binance Exchange (“Binance”), a major centralized crypto asset trading platform, historically supported the development and promotion of BNB and the networks that became the BNB Chain ecosystem, and Binance’s activities may continue to affect the market price and use of BNB. BNB Chain software is open source and is maintained through BNB Chain development repositories and a community of developers, validators and users. Changes to the live networks generally require implementation and adoption by the applicable developers, validators and node operators and, where applicable, completion of governance processes.

The BNB Smart Chain utilizes a proof-of-staked-authority (PoSA) consensus mechanism. The proof-of-staked-authority consensus mechanism is supported by a group of active validators that are authorized to validate transactions and create new blocks. The network conducts a daily election to select the top 45 active validators based on staking rankings, consisting of 21 Cabinet validators and 24 Candidate validators. During each epoch, 18 Cabinet validators and three Candidate validators form a 21-validator consensus set responsible for block production. This design is intended to permit faster block confirmation times and lower transaction fees than some other blockchain networks; however, this design may result in greater centralization compared to networks with larger, more distributed validator sets. BNB holders who are not themselves validators may delegate their BNB to validators to receive staking rewards. If validators attempt to engage in activity that is viewed as misconduct or violate the validation specifications, they may incur a penalty known as slashing. Slashing penalties depend on the severity of the violation and may include temporary removal (or “jailing”) from the active validator set, forfeiture of a portion of the validator’s self-bonded stake, or loss of staking rewards. Slashing penalties apply to a validator’s self-delegated BNB and do not directly reduce the principal of BNB delegated by third parties; however, delegators may lose potential staking rewards during periods in which a validator is jailed or otherwise unable to participate in block production.

opBNB is a layer-2 solution within the BNB ecosystem that is built on top of the BNB Smart Chain. opBNB leverages the Optimism OP Stack and works by offloading transaction processing and resource usage from the BNB Smart Chain. Transactions processed by opBNB are aggregated and submitted to the BNB Smart Chain through the rollup contract. By bundling multiple transactions into a single batch and then submitting them to the main chain, Optimistic Rollup reduces the computational load on the BNB Smart Chain, resulting in transactions that may be faster or involve lower transaction fees.

BNB Greenfield is a layer-1 blockchain designed for decentralized, blockchain-based data storage. BNB Greenfield includes EVM programmability and supports smart-contract functionality in connection with its decentralized data-management design. BNB Greenfield seeks to offer users greater freedom in creating, owning, sharing, executing, and trading their data assets, while also providing transparency on how their data is owned and used. A native cross-chain bridge exists between the BNB Smart Chain and BNB Greenfield, and the relevant data operation can be transferred from BNB Greenfield to BNB Smart Chain and integrated with DeFi smart contract systems to generate new business models. BNB Greenfield has a proof-of-stake consensus mechanism. The proof-of-stake consensus mechanism is supported by a group of validators that are authorized to validate transactions and create new blocks. In addition to blockchain validators, BNB Greenfield uses relayer services to transmit cross-chain packages and challenge-verifier services to test storage providers’ data availability, integrity and service quality. Challenge-verifier services currently can be operated only by Greenfield validators, and validator operators may maintain associated relayer and challenger accounts.

BNB Greenfield is also supported by storage providers. Storage providers provide publicly accessible application programming interfaces that allow users to upload, download, manage, and authenticate data.

BNB has several uses within the BNB Chain ecosystem and beyond, including: (1) paying gas and storage fees to interact with decentralized applications or transact on each of the BNB Chain ecosystem blockchains; (2) staking, whereby validators stake BNB to earn BNB rewards in exchange for processing and validating transactions; (3) on-chain governance, whereby staking-credit holders may submit and vote on proposals, a proposer must have a minimum stake of 200 BNB and no pending proposal, and voting power may be delegated; holding unstaked BNB alone does not provide on-chain voting power; (4) paying trading fees on Binance and paying the BNB Smart Chain network gas fees when interacting with decentralized exchanges deployed on BNB Smart Chain, such as PancakeSwap; separate decentralized-exchange swap fees are determined by the applicable liquidity pool and generally are charged through the assets involved in the swap (Binance may offer eligible users a discount of up to 25% on certain spot and margin trading fees when the BNB fee-deduction feature is enabled, subject to applicable terms and regional availability); (5) paying for goods and services via Binance Pay and, where available, Binance Card; and (6) posting collateral to secure digital asset loans. BNB also can be converted to fiat currencies, such as the U.S. dollar, at rates determined on crypto asset trading platforms or in individual end-user-to-end-user transactions under a barter system. Like other crypto assets, the value of BNB is not backed by any entity or asset, does not represent an ownership interest in any entity, and the value is determined by supply and demand dynamics.

BNB was initially launched as an ERC-20 token on the Ethereum Network with a total supply of 200 million. Under current authorized protocol rules, no routine net-new issuance of BNB is contemplated. BNB subsequently migrated from its original ERC-20 form to native BNB, which now exists primarily on BNB Smart Chain. BNB also may be represented on other networks through wrapped or bridged tokens; such representations are distinct from unconverted legacy ERC-20 BNB. After its creation, Binance issued the 200 million BNB as follows: 10% (20 million BNB) to angel investors in Binance, 40% (80 million BNB) to the founding employees of Binance subject to a four-year vesting, and 50% (100 million BNB) in an Initial Coin Offering in exchange for Ethereum or the equivalent Ethereum price in Bitcoin in three consecutive tranches in mid-2017.

The total supply of BNB is designed to decrease through token burn mechanisms that permanently remove BNB from circulation. These mechanisms include:

•	Auto-Burn. This mechanism conducts quarterly burns where the amount of BNB destroyed is calculated based on BNB’s price and the number of blocks generated on BNB Smart Chain during the quarter. Parameters used in the Auto-Burn calculation have previously been adjusted following network upgrades and may be adjusted in connection with future protocol changes.

•	Gas Fees Burn. BEP-95, introduced in November 2021, automatically burns a fixed portion, currently ten percent, of gas fees collected in each block on BNB Smart Chain. Because this mechanism depends on BNB Smart Chain activity, greater transaction activity generally results in more BNB being burned through this mechanism. The burn ratio can be changed through the on-chain governance process.

•	Pioneer Burn. The Pioneer Burn Program is designed to address the accidental loss of BNB by users. If a user establishes an eligible loss, Binance may reimburse the user, and the amount of provably and permanently lost BNB is counted toward the applicable quarterly burn. The corresponding amount is deducted from the additional BNB otherwise burned on-chain in that quarter.

As a result of the mechanisms described above, while the circulating supply of BNB may fluctuate, the total supply is designed under current protocol rules to decline over time toward a target of 100 million BNB. While these mechanisms are intended to reduce overall supply and may contribute to scarcity, they do not guarantee price appreciation or a fixed or minimum future supply, and actual circulating amounts may vary due to market activity and on-chain dynamics. As of April 2026, the total BNB supply was approximately 134.8 million. The amount of BNB burned through Auto-Burn depends principally on BNB price and block production, while the amount burned through BEP-95 depends on BNB Smart Chain gas-fee activity and the applicable burn ratio. Accordingly, lower BNB Smart Chain usage may reduce burns under BEP-95 but does not necessarily reduce the quarterly Auto-Burn amount.

Update to Calculating NAV

The table following the third paragraph under “Calculating NAV” on pages 59-60 of the Base Prospectus is deleted in its entirety and replaced with the following:

Asset	Lukka Digital Asset Median Reference Rate Full Name
ADA	Lukka Digital Asset Median Reference Rate - Cardano - U.S. Dollar
BTC	Lukka Digital Asset Median Reference Rate - Bitcoin - U.S. Dollar
DOT	Lukka Digital Asset Median Reference Rate - Polkadot - U.S. Dollar
ETH	Lukka Digital Asset Median Reference Rate - Ether - U.S. Dollar
LTC	Lukka Digital Asset Median Reference Rate - Litecoin - U.S. Dollar
SOL	Lukka Digital Asset Median Reference Rate - Solana Token - U.S. Dollar
XRP	Lukka Digital Asset Median Reference Rate - Ripple - U.S. Dollar
AVAX	Lukka Digital Asset Median Reference Rate - Avalanche - U.S. Dollar
DOGE	Lukka Digital Asset Median Reference Rate - Dogecoin - U.S. Dollar
HBAR	Lukka Digital Asset Median Reference Rate - Hedera Hashgraph - U.S. Dollar
BCH	Lukka Digital Asset Median Reference Rate - Bitcoin Cash - U.S. Dollar
LINK	Lukka Digital Asset Median Reference Rate - ChainLink - U.S. Dollar
XLM	Lukka Digital Asset Median Reference Rate - Stellar Lumens - U.S. Dollar
SHIB	Lukka Digital Asset Median Reference Rate - SHIBA INU - U.S. Dollar
SUI	Lukka Digital Asset Median Reference Rate - Sui – U.S. Dollar
HYPE	Lukka Digital Asset Median Reference Rate - Hyperliquid - U.S. Dollar
BNB	Lukka Digital Asset Median Reference Rate – Binance Coin - U.S. Dollar
USDC	Lukka Digital Asset Median Reference Rate - USD Coin - U.S. Dollar

Update to Description of Key Service Providers

The second paragraph under “The Sponsor – The Sponsor’s Role” on page 69 of the Base Prospectus is deleted in its entirety and replaced with the following:

The Sponsor has agreed to assume all routine operational, administrative, and other ordinary expenses of the Fund, including but not limited to, fees and expenses of the Administrator, Trustee, Custodians, Transfer Agent, licensors, accounting and audit fees and expenses, tax preparation expenses, ongoing SEC registration fees, report preparation and mailing expenses, and ordinary legal fees and expenses. Ordinary expenses include Fund marketing and distribution costs of the Fund, including any such costs incurred by the Distributor in marketing and distributing the shares, and are borne or reimbursed by the Sponsor; the Distributor receives no separate sales charge, underwriting discount, or other compensation from the Fund or the Shareholders. In certain circumstances the Administrator may act as payment agent to facilitate the payment of any fees and expenses assumed by the Sponsor, including marketing and distribution expenses, on the Sponsor’s behalf. The Fund pays certain expenses as described in “Business of the Fund - Fund Fees and Expenses,” including brokerage commissions, transaction fees, borrowing and financing costs, taxes or governmental fees, and non-recurring, extraordinary, or unusual fees and expenses. Examples of extraordinary expenses include services performed by the Sponsor (or any other service provider) on behalf of the Fund to protect the Fund or the interests of Shareholders (including, for example, in connection with any fork of the Bitcoin or Ethereum blockchain), any indemnification of the Cash Custodian, Crypto Custodian, Administrator or other agents, service providers or counterparties of the Fund, and extraordinary legal fees and expenses, including any legal fees and expenses incurred in connection with litigation, regulatory enforcement or investigation matters.

The first paragraph under “Crypto Trading Counterparties” on page 76 of the Base Prospectus is deleted in its entirety and replaced with the following:

The Crypto Asset Trading Counterparties are, as of the date of this supplement: Flow Traders B.V. (Flow Traders), JSCT, LLC (Jane Street), StoneX Digital LLC (StoneX) and Virtu Financial Singapore Pte. Ltd. (VFS). JSCT, LLC is an affiliate of Jane Street Capital, LLC, which is an Authorized Participant. In addition, VFS is an affiliate of Virtu Americas LLC, which is an Authorized Participant. Additional Crypto Trading Counterparties may be engaged based on the Fund’s operational and liquidity needs, and Shareholders will be notified of such additions in a prospectus supplement or the Fund’s periodic reports. The Sponsor conducts due diligence on potential Crypto Asset Trading Counterparties, with entities being added or removed from consideration on an ongoing basis. Each Crypto Asset Trading Counterparty must undergo onboarding by the Sponsor prior to entering into crypto asset transactions on behalf of the Fund. The Sponsor will not place orders with any Crypto Asset Trading Counterparty that is an affiliate of the Fund, the Trust or the Sponsor. Each of the Crypto Asset Trading Counterparties is, and any other Crypto Asset Trading Counterparty that the Sponsor, on behalf of the Fund, places orders with in the future, will be subject to U.S. federal and/or state licensing requirements or similar laws in non-U.S. jurisdictions, and maintain practices and policies designed to comply with anti-money laundering (AML) and know your customer (KYC) regulations or similar laws in non-U.S. jurisdictions.

The following descriptions of Crypto Asset Trading Counterparties are added following the paragraph describing Jane Street under “Crypto Trading Counterparties” on page 76 of the Base Prospectus, prior to “The Distributor”:

StoneX. The Sponsor, on behalf of the Fund, has entered into a Digital Asset Trading Agreement (the “DA Agreement”) with StoneX to allow the Fund to enter into spot purchase or sale transactions in crypto assets on a principal-to-principal basis.  Under the DA Agreement, StoneX has no liability to the Fund or any third party for (a) any act or omission (including insolvency) or delay of any third party, including any bank, digital wallet provider or digital currency exchange or any of their agents or subcontractors, (b) any interruption or delays of services, system failure, or errors in the design or functioning of any electronic system, except to the extent caused by StoneX gross negligence or willful misconduct, or (c) any punitive, consequential, incidental, special, indirect (including lost profits and trading losses and damages) or similar damages, even if a StoneX entity is advised of the possibility of such damage. The Fund and StoneX, will each indemnify, defend and hold the other party harmless together with its officers, directors, members, affiliates, employees, agents and licensors (the “Indemnified Parties”) from and against all losses, liabilities, judgments, proceedings, claims, damages and costs (including attorneys’ fees) resulting from any third-party action related to: (i) breach of the terms of the DA Agreement, (ii) violation of any applicable law, rule or regulation, (iii) reliance on any instruction (in whatever form delivered) which it reasonably believed to have been given by the other Party, or (iv) other acts or omissions in connection with the execution of transactions with the other Party. Neither Party will settle any matter without the other Party’s prior written consent unless such settlement contains a full release of the Indemnified Parties and does not contain or otherwise require an admission of liability by any Indemnified Party. For the avoidance of doubt, this indemnity provision shall survive any termination of the DA Agreement. The DA Agreement continues in effect until terminated in writing by either party.

VFS. The Sponsor, on behalf of the Fund, has entered into a Liquidity Provider Agreement for Trading In Digital Assets (the “LP Agreement”) with VFS to allow the Fund to enter into spot purchase or sale transactions in crypto assets on a principal-to-principal basis. Under the LP Agreement, VFS, the Fund, and Sponsor each has no liability: (i) for any act or omission (including insolvency) or delay of any third-party, including any bank, digital wallet provider or digital currency exchange or any of their agents or subcontractors or (ii) for any interruption or delays of service, system failure, or errors in the design or functioning of any electronic system, provided that such system is not maintained by VFS. The Fund, Sponsor, and VFS will each indemnify, defend and hold parties covered by this clause harmless together with its officers, directors, members, affiliates, employees, agents and licensors from and against all losses, liabilities, judgments, proceedings, claims, damages and costs (including reasonable attorneys’ fees) resulting from any third-party action related to: (i) the indemnifying party’s breach of the terms of the LP Agreement, (ii) the indemnifying party’s violation of any applicable law, rule or regulation, or (iii) the indemnified party’s reasonable reliance on any instruction (in whatever form delivered) which it reasonably believed to have been given by or on behalf of the indemnifying party. The LP Agreement continues in effect until terminated in writing by either party.

Update to Plan of Distribution and Seed Capital Investment

The third paragraph under “Buying and Selling Shares” on page 86 of the Base Prospectus is deleted in its entirety and replaced with the following:

The Fund has engaged the Distributor pursuant to the Underwriting Agreement to provide certain services to the Fund in connection with the sale of Shares. See “Description of Key Service Providers – The Distributor.” The Distributor is a registered broker-dealer and member of FINRA, and the offering of Shares is being made in compliance with applicable FINRA rules. The Sponsor, or the Administrator on the Sponsor’s behalf, may also pay directly, or reimburse the Distributor if the Distributor pays on the Sponsor’s behalf, certain broker-dealers, registered investment advisers, banks and other financial intermediaries (“Intermediaries”) for activities related to the marketing and distribution of the Shares, including placement fees, platform fees, brokerage commissions, recordkeeping, shareholder and administrative servicing costs charged by financial intermediaries, certain other fees (including the reimbursement of legal expenses), non-cash compensation (including gifts, training, education, and business entertainment expenses), and commissions and non-transaction based compensation paid to registered persons associated with the Distributor in connection with the marketing of the Fund, and expense reimbursements for actual costs incurred by employees and associated persons of the Distributor in the performance of wholesaling activities. These payments are made from the Sponsor’s own assets and not from the assets of the Fund, and do not increase the price paid by investors for the purchase of Shares or the cost of owning Shares. Because Intermediaries may make decisions about which products to recommend or make available to their clients based on payments received or expected to be received, such payments may create conflicts of interest between the Intermediary and its clients.

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Please retain this Supplement with your Prospectus.